appia

The Leading Mobile User Acquisition Network

Agreement
Announcement Plan
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Filed by Mandalay Digital Group, Inc.
Commission File No. 001-35958
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Appia, Inc.

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Mandalay Digital to Acquire Appia

Appia and Mandalay Digital have reached an agreement to create the industry's most unique mobile app and ad ecosystem across Android and iOS.

Appia has reached an agreement to be acquired by Mandalay Digital. We look forward to accelerating app discovery solution once the deal finalizes.

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Email Notification to Customers

MANDALAY DIGITAL TO ACQUIRE APPIA

Appia and Mandalay Digital have reached an agreement to create the industry's most unique mobile app and ad ecosystem across iOS and Android

Appia has reached an agreement to be acquired by Mandalay Digital. We look forward to accelerating app discovery solutions once the deal finalizes.

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BREAKING NEWS

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Mandalay Digital to Acquire Appia

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Website Blog Post
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We believe that mobile advertising can be different. That it doesn’t have to be annoying and it can always be relevant. We believe we can make the usefulness of mobile devices transcend what any have imagined before. – The Appia Team
The mobile app industry continues to see explosive growth as the number of apps on the App Store and Google Play surges past 2 million. Since 2008, Appia has focused on creating solutions that help marketers in driving mobile app discovery while achieving higher lifetime value user acquisition and positive return-on-ad-spend.
I’m excited to announce that, as of today, Appia has reached an agreement to be acquired by Mandalay Digital (NASDAQ:
MNDL). As a key partner of Mandalay Digital’s, we have experienced firsthand the success of their Digital Turbine end-to-
end app install platform for operators, OEMs, and advertisers, and see their commitment to mobile app discovery excellence. We are excited to accelerate the growth and innovation of mobile app discovery through engaging and dynamic advertising by joining forces with Mandalay Digital.
Once finalized, the offering for our advertisers and publishers will include enhanced technology and infrastructure, as well as increased scale and reach.  In addition, advertisers will benefit from innovative ad formats, increased supply opportunities, and intuitive engagement solutions that will be achieved through the acquisition.

I would like to thank our customers and partners for helping define Appia’s technology and solutions, and for your commitment to assisting Appia in becoming a world-class mobile user acquisition network. Together, we have driven 85 million app installs and counting! We believe there is still quite a bit to explore as mobile app advertising continues to evolve, and we are excited about the opportunity to lead the way in app discovery with sophisticated mobile advertising that reaches the right user, at the right time, with the right message.
Jud Bowman
Founder & CEO
Appia, Inc.

Social Media
Twitter will post to both the press release and Jud’s note
Exciting day in mobile adtech: @DigitalTurbine to
acquire @Appia to create comprehensive mobile app
and ad ecosystem
@Appia is excited to announce an agreement with
@DigitalTurbine. Learn more now.
LinkedIn: Post Jud’s note and point to press release
Facebook: Post news coverage, including local as well
as national
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No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Mandalay Digital Group, Inc. (“Mandalay Digital”) intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement and a prospectus. The definitive proxy statement/prospectus will contain important information about the proposed transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Mandalay Digital with the SEC at the SEC’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Mandalay Digital’s website at www.mandalaydigital.com, or requested from Mandalay Digital by mail at 2811 Cahuenga Boulevard West, Los Angeles, CA 90068, or by directing a request to MacKenzie Partners, Inc., 105, Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Mandalay Digital. However, Mandalay Digital and its directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from Mandalay Digital’s stockholders in respect of the proposed transaction. Information regarding the directors and executive officers of Mandalay Digital may be found in its Form 10-K/A for the fiscal period ended March 31, 2014, which was filed with the SEC on July 29, 2014. Other information regarding the interests of those persons and other persons in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements in this communication that are not statements of historical fact and that concern perceived benefits from the business combination are forward-looking statements that speak only as of the date made and which involve known and unknown risks, uncertainties and other factors which may, should one or more of these risks uncertainties or other factors materialize, cause actual results to differ materially from those expressed or implied by such statements. These factors include the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the merger within the expected time period or at all, including due to the failure to obtain stockholder approval, or the failure to satisfy other conditions to completion of the merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the Mandalay’s or Appia’s relationships with their respective customers, lenders, operating results and businesses generally; material adverse changes in Mandalay Digital’s or Appia’s operations or financial results prior to closing; the ability to expand the combined company’s global reach, accelerate growth and create a scalable, low-capex business model that drives EBITDA; failure to realize anticipated operational efficiencies, revenue (including projected revenue) and cost synergies and resulting revenue growth, EBITDA and free cash flow conversion if the merger is consummated; the ability to achieve internal strategic forecasts; inability to refinance the assumed Appia debt subsequent to the closing or to refinance the debt on favorable terms; unforeseen challenges related to relationships with operators, publishers and advertisers and expanding and maintaining those relationships; the ability to execute upon, and realize any benefits from, potential value creation opportunities through strategic relationships in the future or at all, including the ability to leverage advertising opportunities effectively and increase revenue streams for carriers; unforeseen difficulties preventing rapid integration of Appia’s app-install infrastructure into Digital Turbine’s existing platform; the inherent and deal specific challenges in converting discussions with carriers into actual contractual relationships; the Company’s ability as a smaller company to manage international, and as a result of the proposed merger, larger operations, varying and often unpredictable levels of orders, the challenges inherent in technology development necessary to maintain the Company’s competitive advantage; the potential for unforeseen or underestimated cash requirements necessary to enable the transaction synergies to be realized, and other risks including those described from time to time in Mandalay Digital’s filings on Forms 10-K and 10-Q with the SEC, press releases and other communications. You should not place undue reliance on these forward-looking statements. The company does not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.